Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT DATADOG, INC. IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES

In the Matter of

DATADOG, INC.

620 8th Avenue, 45th Floor

New York, New York 10018

File No. 812-______

Please send all communications to:

Kerry Acocella, General Counsel

Datadog, Inc.

620 8th Avenue, 45th Floor

New York, New York 10018

(866) 329-4466

legalmanagers@datadoghq.com

Susan Gault-Brown

Allen Overy Shearman Sterling US LLP

1101 New York Ave NW, Washington, DC 20005

(202) 683-3840

susan.gault-brown@aoshearman.com

This Application (including Exhibits) consists of 32 pages.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

I. SUMMARY OF RELIEF REQUESTED

Datadog, Inc. (“Datadog” or the “Company”) hereby files this application (this “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940 (15 U.S.C. §§80a-1 et seq.), as amended (the “1940 Act”), finding and declaring that Datadog is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an “investment company,” as defined in the 1940 Act. An order from the SEC would confirm the status of Datadog as an operating company that, directly and through its wholly-owned subsidiaries, is currently engaged in the business of providing an artificial intelligence (“AI”)-powered observability and security platform for cloud applications, a software-as-a-service (“SaaS”) platform that integrates and automates infrastructure monitoring, application performance monitoring, log management, user experience monitoring, cloud security, service management, and many other capabilities to provide unified, real-time observability and security for its customers’ entire technology stack.

The Company historically has relied on an exemption from registration under 1940 Act Rule 3a-8, which is available to certain research and development companies. Although the Company devotes a substantial portion of its expenses to research and development (“R&D”), it nonetheless holds, and intends to continue to hold, a significant portfolio of investment securities to preserve the capital and liquidity necessary to fund its operations, and as a result the value of the Company’s investment securities exceeds 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. Because reliance on Rule 3a-8 requires the Company to satisfy each of the rule’s seven conditions on an ongoing basis—including the requirement that R&D expenses remain a “substantial” percentage of total expenses—the Company is filing this Application pursuant to Section 3(b)(2) of the 1940 Act to confirm its clear status as an operating company and not as an “investment company” and to resolve any uncertainty as to its status under the 1940 Act.

Section 3(a)(1) of the 1940 Act sets forth a three-prong definition that broadly defines an “investment company” as any issuer that: (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Business Test”); (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificates outstanding;

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “Asset Test”).1 Datadog does not issue, has never issued, and does not propose to issue face-amount certificates of the installment type; therefore, Datadog would not be an investment company on that basis, and this Application does not address this aspect of the definition of “investment company”.

This Application does address the Business Test and the Asset Test, as applied to the Company’s historical and intended operations. The 1940 Act defines “investment securities” as “all securities except (A) government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)” of Section 3 of the 1940 Act.2 As of December 31, 2025, Datadog held $401.3 million in cash and cash equivalents and $4,073.5 million in marketable securities, of which approximately $695.9 million in U.S. government treasury securities and $1.5 million in U.S. government agency securities constituted “government securities,” and the remainder—approximately $2,583.4 million in corporate debt securities, $600.0 million in commercial paper, and $192.8 million in certificates of deposit—constituted investment securities for purposes of the Asset Test.3 Once the Company’s holdings in government securities and cash items are excluded, the value of the Company’s investment securities comprises well in excess of 40% of the Company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.

Like other high-growth technology companies that primarily provide technology services to customers, Datadog’s business is highly capital intensive, requires R&D of new technologies, and does not involve the Company acquiring or retaining significant “hard” operating assets. As a result, Datadog maintains significant cash reserves that it seeks to invest for purposes of conserving capital and providing liquidity until the funds are used in Datadog’s observability and security business.

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1 15 U.S.C. §80a-3(a)(1). For purposes of this Application, the term “government security” shall have the meaning ascribed to it in Section 2(a)(16) of the 1940 Act.

2 15 U.S.C. §80a-3(a)(2).

3 Unless otherwise noted, financial information in this Application is presented on a consolidated basis as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025. The Company’s investment securities exceed 40% of its total assets (exclusive of government securities and cash items) on both a consolidated and an unconsolidated basis.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

Datadog’s holdings are the types of liquid, low-credit-risk instruments held for capital preservation purposes (“Capital Preservation Instruments”)4 that are necessary to finance the Company’s R&D and operating business. The Company requests the proposed order because continued, exclusive reliance on Rule 3a-8 has become uncertain and may become unavailable over the long term, and because reliance on the Asset Test is typically problematic given the nature of the Company’s assets.

The Company believes the requested order is warranted because it is primarily engaged, and will continue to be primarily engaged, in a business other than a business of investing, reinvesting, owning, holding, or trading in securities, directly and through its majority-owned subsidiaries, within the meaning of Section 3(b)(2), as interpreted by In re Tonopah Mining Co., 26 S.E.C. 426 (1947) (“Tonopah Mining”), the formative case distinguishing operating companies from investment companies for purposes of the 1940 Act. As discussed below, the Company believes that its historical development, its public representations of policy, the activities of its officers and directors, the nature of its assets, and its sources of revenue and income demonstrate that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading in securities, and thus that it satisfies the criteria for issuing an order under Section 3(b)(2) of the 1940 Act.

II. STATEMENT OF FACTS

A. Overview of Datadog’s Business and Operations

Originally incorporated in Delaware in June 2010, and converted into a Nevada corporation effective April 21, 2026, Datadog, directly and through its wholly-owned subsidiaries, is engaged in the business of providing to its customers an AI-powered observability and security platform for cloud applications. The Company’s SaaS platform integrates and automates infrastructure monitoring, application performance monitoring, log management, user experience monitoring, cloud security, service management, and many other capabilities to provide unified, real-time observability and security for its customers’ entire technology stack.

___________________________

4 “Capital Preservation Instruments” refers collectively to any cash items and securities that are held for the purpose of conserving Datadog’s capital and liquidity until they are used by Datadog to support its business (as such business is described in this Application). Such holdings are liquid (i.e., can be readily sold), earn competitive market returns and present a low level of credit risk, including short-term investment grade securities, government securities, securities of money market funds registered under the 1940 Act, and other cash items, but excluding investments in equity or speculative instruments.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

As of December 31, 2025, the Company had approximately 32,700 customers in over 160 countries. The Company’s Class A common stock trades on The Nasdaq Global Select Market under the symbol “DDOG,” and the aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates was approximately $43.0 billion based on the closing price of the Class A common stock on June 30, 2025. As of April 30, 2026, the Company had 330,825,798 shares of Class A common stock and 25,134,391 shares of Class B common stock outstanding.

The Company conducts its business directly and through wholly-owned subsidiaries organized in various jurisdictions in which it operates, none of which hold any investment securities. As of December 31, 2025, the Company had approximately 8,100 employees operating across 35 countries, with approximately 44% of full-time employees located outside the United States. The Company’s subsidiaries generally engage in sales and marketing or R&D activities in their respective jurisdictions, and their businesses are integrally related to the business of Datadog. The Company has never sold any subsidiaries and has not secured (and does not intend to secure) control of subsidiaries primarily for the purpose of making a profit in the sale of a controlled company’s securities. The Company makes strategic investments in other companies. Such investments are not for short-term speculative purposes or for purposes of earning high rates of return; instead, the Company engages in strategic investments for the purpose of acquiring interests in companies whose businesses are complementary to that of the Company and where ownership of such a company supports Datadog’s overall business strategy. Consistent with this approach, during the year ended December 31, 2025, the Company completed three acquisitions of complementary businesses for an aggregate purchase price of approximately $178.4 million. As of that date, the Company also held minority strategic investments in privately held companies whose technologies complement its platform, which are de minimis relative to its total assets.

The Company has financed its operations primarily through the offering of its equity and debt securities, but ultimately seeks to generate cash from operations to support its business. The Company completed its initial public offering in September 2019. In June 2020, the Company issued $747.5 million aggregate principal amount of 0.125% Convertible Senior Notes due 2025 (the “2025 Notes”) in a private placement, generating net proceeds of approximately $730.2 million; the 2025 Notes matured in June 2025. In December 2024, the Company issued $1.0 billion aggregate principal amount of 0.00% Convertible Senior Notes due 2029 (the “2029 Notes”) in a private placement to qualified institutional buyers, generating net proceeds of approximately $979.1 million.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

B. Corporate Governance

The Company’s business and affairs are managed under the direction of its board of directors. The Company’s board has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Ms. Richardson chairs the audit committee, Mr. Callahan chairs the compensation committee, and Ms. Cole chairs the nominating and corporate governance committee. The Company’s executive officers and directors are accomplished individuals with experience and credentials well-suited to managing the Company’s business and affairs.

1. Executive Officers

The Company’s business is overseen by its board of directors and conducted by its executive officers and employees, substantially all of whom devote their professional efforts to the Company’s observability and security platform business. A majority of the Company’s directors are independent within the meaning of the applicable Nasdaq listing standards. Set forth below is biographical information for the members of the Company’s board of directors and certain of its executive officers, which confirms that the Company’s leadership is engaged in the operation and oversight of a technology operating company.

Olivier Pomel is one of the co-founders of the Company and has served as the Chief Executive Officer and a member of the Company’s board of directors since June 2010. Prior to co-founding Datadog, Mr. Pomel was Vice President of Technology at Wireless Generation, Inc., a SaaS technology company, from 2002 until its acquisition by News Corp. in 2010. Previously, Mr. Pomel held engineering positions at a number of technology and software companies, including IBM Research. Mr. Pomel received his M.S. in Computer Science from Ecole Centrale Paris.

Alexis Lê-Quôc is one of the co-founders of the Company and has served as the Chief Technology Officer and a member of the Company’s board of directors since June 2010. Prior to co-founding Datadog, Mr. Lê-Quôc worked at Wireless Generation from March 2004 to December 2010, where he most recently served as Director of Live Operations. Previously, Mr. Lê-Quôc held engineering positions at a number of technology and software companies, including IBM Research and France Télécom S.A. Mr. Lê-Quôc received his M.S. in Computer Science from CentraleSupélec.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

David Obstler has served as the Company’s Chief Financial Officer since November 2018. Prior to joining the Company, Mr. Obstler held Chief Financial Officer positions at a number of other companies including TravelClick, Inc., a hospitality technology company, where he served from September 2014 to October 2018, OpenLink Financial LLC, a financial services software provider, where he served from November 2012 to July 2014, MSCI Inc., a financial index and investment management software company, where he served from June 2010 to September 2012, and Risk Metrics Group, Inc., a risk management and corporate governance service provider, where he served from January 2005 to June 2010. Mr. Obstler has served on the board of directors of Braze, Inc., a publicly held software company, since May 2021. Earlier in his career, Mr. Obstler held various investment banking positions at J.P. Morgan, Lehman Brothers and Goldman Sachs. Mr. Obstler received his M.B.A. from Harvard Business School and his B.A. from Yale University.

Kerry Acocella has served as the Company’s General Counsel since January 2022 after serving as Chief Corporate Counsel since January 2019. Prior to joining the Company, Ms. Acocella served as Corporate Counsel at Lindblad Expeditions, a Nasdaq-listed expedition travel company from October 2017 to December 2018. From February 2013 to October 2017, she served as Executive Director, Legal & Chief Compliance Officer of Fifth Street Asset Management, a Nasdaq-listed asset manager. Earlier in her career, Ms. Acocella held legal positions at WW International, Inc., formerly Weight Watchers International, Inc., and Morrison & Foerster LLP. Ms. Acocella received her J.D. from Benjamin N. Cardozo School of Law and her B.S. in Psychology from The University of Georgia.

Adam Blitzer has served as the Company’s Chief Operating Officer since May 2021. Prior to joining the Company, Mr. Blitzer held senior management positions at Salesforce, a customer relationship management service platform, from December 2016 to May 2021, most recently as Executive Vice President and General Manager of Digital. Mr. Blitzer founded Pardot in February 2007 and ran the company until October 2012. Pardot, a B2B marketing automation platform, was acquired by ExactTarget in 2012 and ultimately Salesforce in 2013. Mr. Blitzer holds a B.A. in Public Policy Studies from Duke University.

David Galloreese has served as the Company’s Chief People Officer since July 2024. Prior to joining the Company, Mr. Galloreese served as Chief Human Resources Officer for other companies including Figma, a cloud-based design platform, where he served from May 2021 to November 2022, and Wells Fargo & Company, a financial services company, where he served from July 2018 to April 2021.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

From October 2016 to June 2018, he served in various senior human resource management positions at Walmart Inc., a leading retailer, most recently as Chief People Officer of Sam’s Club. Earlier in his career, Mr. Galloreese held various senior human resource management positions at Medallia and Caesars Entertainment. Mr. Galloreese received his M.B.A from New York University and his B.A. from the University of California, Los Angeles.

Yanbing Li has served as the Company’s Chief Product Officer since August 2024. Prior to joining the Company, Dr. Li held various senior engineering, product management and general management positions at a number of technology companies. Most recently she served as Senior Vice President of Engineering of Aurora, a self-driving technology company, from July 2021 to August 2024, and Vice President of Engineering and Product, Google Cloud, from June 2019 to July 2021. Previously she served in various senior engineering and general management positions at VMWare, a provider of multi-cloud services, from 2008 to 2019, most recently as Senior Vice President and General Manager of Storage and Availability BU. Dr. Li has served on the board of directors of Equinix, Inc., a publicly held digital infrastructure company, since August 2025 and served on the board of directors of NeoPhotonics, a developer and manufacturer of lasers and optoelectronic solutions, from 2019 to 2022. Dr. Li holds a Ph.D from Princeton University, a M.S. from Cornell University and a B.S. from Tsinghua University.

Sean Walters has served as the Company’s Chief Revenue Officer since January 2022 after serving as Senior Vice President of Worldwide Sales since 2018. Prior to joining the Company, Mr. Walters held various roles at Medallia, Inc., a SaaS-based customer feedback company, from April 2013 to February 2018, including as Area Vice President and General Manager from February 2017 to February 2018 and Regional Vice President from August 2015 to February 2017. From June 2011 to April 2013, Mr. Walters held various sales positions at BMC Software, Inc., an information technology and services company. Earlier in his career, Mr. Walters held various sales positions at IBM, BEA Systems and ADP. Mr. Walters received his B.S. in Marketing from Rowan University.

2. Non-Employee Directors

The Company’s board of directors includes non-employee directors with extensive experience in the technology and software industries, including Amit Agarwal and Michael Callahan, among others. The Company’s directors are accomplished professionals whose experience and credentials are well-suited to overseeing the Company’s observability and security software business, and they are not engaged in managing a portfolio of securities on behalf of the Company.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

Dev Ittycheria has served as an independent member of the Company’s board of directors since February 2014, and serves as the board’s lead independent director. Mr. Ittycheria served as President and Chief Executive Officer of MongoDB, Inc. from 2014 to 2025 and has served as a member of its board since 2014. Prior to joining MongoDB, Mr. Ittycheria served as a Managing Director at OpenView Venture Partners, a venture capital firm, from October 2013 to September 2014. From February 2012 to June 2013, Mr. Ittycheria served as a Venture Partner at Greylock Partners, a venture capital firm. From April 2008 to February 2010, Mr. Ittycheria served as President-Enterprise Management at BMC Software, Inc., a computer software company, which he joined in connection with its acquisition of BladeLogic, Inc., a computer software company that Mr. Ittycheria co-founded and for which he served as Chief Executive Officer. Mr. Ittycheria previously served on the board of directors of athenahealth, Inc., a public cloud-based services company, from June 2010 to February 2019; Bazaarvoice, Inc., a public software company, from January 2010 to August 2014; AppDynamics, Inc., a private software company, from March 2011 until its acquisition by Cisco Systems, Inc. in March 2017; and Altimeter Growth Corporation, a public special purpose investment vehicle, from September 2020 to December 2021. Mr. Ittycheria received his B.S. in Electrical Engineering from Rutgers University.

Shardul Shah has served as an independent member of the Company’s board of directors since November 2012. He is a partner at Index Ventures, an international venture capital firm, where he has worked since 2008. Mr. Shah’s investment focus is primarily centered around cloud infrastructure, security and enterprise software. Mr. Shah has served and currently serves on the board of directors of multiple private technology companies. Prior to Index Ventures, Mr. Shah was an associate at Summit Partners. Mr. Shah received his B.A. in Economics and Biology from the University of Chicago.

Ami Vora has served as an independent member of the Company’s board of directors since September 2025. Since December 2025, she has served as Head of Product at Anthropic after serving as the Chief Product Officer at Faire, the online marketplace for wholesale goods, from November 2022 to December 2024. From 2007 until November 2022, Ms. Vora held various roles at Meta, including VP Product and Design at WhatsApp, VP Product for Facebook Ads, and Director at Instagram. Ms. Vora began her career building developer tools at Microsoft. She holds a Bachelor’s Degree in Computer Science from Harvard University.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

Amit Agarwal has served as a member of the Company’s board of directors since January 2025. Mr. Agarwal founded Standard Template Labs in September 2025 and serves as its Chief Executive Officer. In 2025 he was a Partner at ICONIQ Capital, an investment and venture capital firm. From 2012 to 2024, Mr. Agarwal held senior leadership positions at Datadog, including serving as President from August 2022 to December 2024 and Chief Product Officer from April 2012 to August 2022. Prior to joining the Company, Mr. Agarwal held senior product management and engineering positions at a number of software companies, including Quest Software and IBM. Mr. Agarwal received his M.B.A. in General Management from York University and his M.S. in Computer Science from Dalhousie University.

Michael Callahan has served as an independent member of the Company’s board of directors since June 2011. Mr. Callahan served as Chief Executive Officer of Awake Security, Inc., a private cyber security company that he co-founded, from August 2014 to July 2018. From September 2011 to August 2014, Mr. Callahan was an Entrepreneur in Residence at Greylock Partners. Earlier in his career, Mr. Callahan was Chief Technologist for Enterprise NAS at Hewlett Packard from April 2007 to October 2009; Chief Technology Officer and co-founder of PolyServe, a software company, from May 2000 to April 2007; and Director of Advanced Development at Ask Jeeves, a search engine, from January 1999 to May 2000. Mr. Callahan received his A.B. in Social Studies from Harvard University and was a Rhodes Scholar and Junior Research Fellow in mathematics at the University of Oxford.

Dominic Phillips has served as an independent member of the Company’s board of directors since February 2026. Mr. Phillips has served as the Chief Financial Officer of Samsara Inc. since December 2019. From April 2014 to November 2019, he held various finance roles at ServiceNow, Inc., most recently Vice President, Finance and Head of Corporate Development, and from August 2010 to April 2014, he held various roles on Morgan Stanley’s technology investment banking team, most recently Vice President. Mr. Phillips holds a B.S. in Business from California Polytechnic State University—San Luis Obispo and an M.B.A. from University of California, Berkeley, Haas School of Business.

Titi Cole has served as an independent member of the Company’s board of directors since June 2022. From 2022 to January 2025, she served as the CEO of Legacy Franchises of Citigroup Inc. where she was responsible for overseeing Citi’s consumer businesses in the markets the company was exiting. Beginning in 2020, she held various senior leadership positions as Citi’s Head of Global Operations and Fraud Prevention and the Chief Client Officer for Personal Banking and Wealth Management. From 2015 to 2020, Ms. Cole was the Head of Consumer and Small Business Banking Operations and Contact Centers at Wells Fargo after previously leading Shared Services for Consumer Credit Solutions, and also served as a member of Wells Fargo’s Management Committee. She has also held leadership roles at Bank of America and BMO Harris Bank in Chicago. Ms. Cole has served on the board of directors of Citigroup Inc., a publicly held financial services company, since 2025. Ms. Cole received a B.A. in Economics from the University of Ibadan in Nigeria and a M.B.A. from Northwestern University’s Kellogg School of Management.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

Matthew Jacobson has served as an independent member of the Company’s board of directors since July 2019, and previously served as a board observer from December 2015 through July 2019. He is a Partner at ICONIQ Capital, an investment and venture capital firm, where he has worked since September 2013 and sits on the firm’s executive, management and investment committees. Mr. Jacobson currently serves on the board of directors of GitLab Inc., a publicly traded software company, as well as the boards of a number of private technology companies. Additionally, Mr. Jacobson previously served on the board of directors of Braze, Inc. from July 2017 to April 2023 and Sprinklr, Inc. from April 2014 until December 2022. Prior to ICONIQ Capital, Mr. Jacobson held operating roles at Groupon and investing roles at Battery Ventures and Technology Crossover Ventures. He began his career as an investment banker at Lehman Brothers. Mr. Jacobson received his B.S. in Economics with concentrations in Finance and Management from The Wharton School at the University of Pennsylvania.

Julie G. Richardson has served as an independent member of the Company’s board of directors since May 2019. From November 2012 to October 2014, Ms. Richardson was a Senior Adviser to Providence Equity Partners LLC, a global asset management firm. From April 2003 to November 2012, Ms. Richardson was a Partner and Managing Director at Providence Equity, a private equity investment fund, and oversaw its New York office. Prior to Providence Equity, Ms. Richardson served as Global Head of JP Morgan’s Telecom, Media and Technology Group, and was previously a Managing Director in Merrill Lynch & Co.’s investment banking group. Ms. Richardson has served on the boards of directors of BXP, Inc., a publicly traded developer in the United States, since May 2025 and UBS Group AG, a publicly held financial services company, since May 2017. Ms. Richardson previously served on the boards of directors of Arconic, Inc. from 2016 to 2018, The Hartford Financial Group from 2014 to 2020, VEREIT, Inc. from 2015 to 2021 and Yext Inc. from 2015 to January 2025. Ms. Richardson holds a B.B.A from the University of Wisconsin-Madison.

C. Datadog’s Business and State of the Market

As noted above, Datadog is primarily engaged in the business of providing observability and security software services to its customers. Importantly, companies in the cloud-based software and SaaS industry, such as Datadog, generally need significant liquid capital to finance operations and the costs of software-focused R&D.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

The markets for the Company’s platform and products are intensely competitive and capital-intensive, and, as a result, Datadog needs to maintain a substantial cash position that is available without substantial restrictions for ongoing operations and capital expenditures, including those related to scaling efforts. It is important for Datadog to scale its business in order to achieve operating leverage, better support its existing and new customers, and continue to innovate effectively.

1. Current and Future Product Lines

Datadog’s platform is modular and includes infrastructure monitoring, application performance monitoring, log management, user experience monitoring, network performance monitoring, cloud and application security, developer-focused observability, service management, and product analytics, as well as a range of shared features such as sophisticated dashboards, advanced analytics, collaboration tools, workflow automation, and alerting capabilities. The platform is supported by more than 1,000 out-of-the-box integrations and is delivered through a self-service installation process, allowing users to derive value within minutes. The Company’s platform is massively scalable, currently monitoring trillions of events per hour and millions of servers and containers.

The Company has a history of continued innovation and product expansion: it launched Infrastructure Monitoring in 2012, APM in 2017, Log Management in 2018, Digital Experience Monitoring and Network Performance Monitoring in 2019, Cloud SIEM, Continuous Profiler and Incident Management in 2020, Cloud Security Posture Management, Cloud Workload Security, Database Monitoring, and Sensitive Data Scanner in 2021, Application Security Management, Cloud Security Management, Audit Trail, Observability Pipelines, Cloud Cost Management, and Universal Service Monitoring in 2022, Application Vulnerability Management, Data Streams Monitoring, and Workflow Automation in 2023, Event Management and LLM Observability in 2024, and OnCall, Product Analytics, and Bits AI SRE in 2025. The Company’s growth strategies include expanding its customer base by acquiring new customers, expanding within its existing customer base through broader deployments and new product adoption, expanding its technology leadership through continued investment and new products, and expanding internationally. Growing the business in these ways will increase the Company’s total operating expenses, because it will require the Company to hire more employees, invest in research and development and increase its sales and marketing expenditures to engage new customers.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

2. Competitive Market

The worldwide monitoring and analytics market is, and has been, highly competitive and is rapidly evolving. The Company’s unified platform combines functionality from numerous traditional product categories, and the Company competes in each of these categories with home-grown and open-source technologies as well as a number of different vendors, including IBM, Microsoft Corporation, and SolarWinds Corporation in on-premise infrastructure monitoring; Cisco Systems, Inc., New Relic, Inc., and Dynatrace Software Inc. in APM; Cisco Systems, Inc. and Elastic N.V. in log management; and native solutions from cloud providers such as Amazon Web Services, Microsoft Azure, and Google Cloud Platform in cloud monitoring. Many of the Company’s competitors have greater financial, technical, and other resources, greater brand recognition, and larger sales forces and marketing budgets than the Company. The Company’s ability to anticipate or effectively react to these competitive challenges relies on the success and scale of its R&D program.

3. Intellectual Property, Product Pipeline, and Need for Capital Reserves

Datadog’s success depends in part upon its ability to develop, protect, and use its core technology and intellectual property rights. The Company controls access to and use of its proprietary technology and other confidential information through internal and external controls, including contractual protections with employees, contractors, customers, and partners, and requires its employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements. The Company’s R&D organization is responsible for the design, development, testing, and delivery of new technologies, features, and integrations of its platform, as well as the continued improvement of its existing products and the operation and scaling of its underlying cloud infrastructure. As of December 31, 2025, the Company had approximately 3,900 employees in its R&D organization, located primarily in its New York and Paris offices as well as remotely distributed. The capital-intensive nature of the cloud-based software industry, and the rapid pace of technological change, make having accessible capital critical to financing the Company’s product development through successive cycles.

D. Datadog’s Liquidity and Capital Resources

The nature of Datadog’s business and industry results in it generating and holding significant amounts of liquid capital rather than raw goods, supplies, or inventory. Datadog generates substantially all of its revenue from the sale of subscriptions to customers using its cloud-based platform, with the terms of its subscription agreements being primarily monthly, annual, or multi-year.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

Professional services are generally not required for the implementation of the Company’s products, and revenue from such services has been immaterial to date. Like other cash-heavy technology companies, Datadog sells no tangible products and maintains limited “hard” operating assets. As of December 31, 2025, the Company held $401.3 million in cash and cash equivalents and $4,073.5 million in marketable securities, and it has historically used its existing cash, marketable securities, and cash flow from operations to support its cash requirements.

E. Financing of Datadog’s Business

Datadog requires significant liquid capital primarily to: (i) advance the commercialization of its products, (ii) make other capital expenditures in keeping with the growth of the Company’s operating business, and (iii) fund R&D for new products and services. The Company incurs significant capital outlays to bring products to market and to maintain them once they pass the R&D and commercialization phases.

1. Research and Development

Datadog needs to maintain substantial cash reserves to fund its R&D activities, which seek to drive core technology innovation and bring new products to market. The Company’s R&D expense consists primarily of personnel costs for its engineering, product, and design teams, together with contractor fees, depreciation and amortization, and allocated overhead. The Company expects that its R&D expenses will continue to increase in absolute dollars as its business grows.

Although the Company’s R&D expenses remain substantial both in absolute terms and as a ratio of total expenses, the rule’s “substantial” condition is not subject to an absolute-dollar test or a specific bright line, and the Company’s continued ability to satisfy each of Rule 3a-8’s conditions on an ongoing basis is inherently uncertain as the Company’s overall expenses increase with the marketing of its software and services and the expansion of its customer base. Even if R&D expenses continue to increase in absolute terms, they may not increase proportionately with the Company’s overall expenses, particularly as sales and marketing and general and administrative expenses increase.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

2. Sales and Marketing and Other Operating Expenses

The successful commercialization of Datadog’s existing and new products depends on a robust sales and marketing program. The Company’s sales and marketing expenses consist primarily of personnel costs for its sales and marketing organization, costs of general marketing and promotional activities (including its free tier and free introductory trials), travel-related expenses, amortization of acquired customer relationships, and allocated overhead costs. As of December 31, 2025, the Company had approximately 3,600 employees in its sales and marketing organization, and it intends to continue to invest in its sales and marketing capabilities to capitalize on its market opportunity.

The Company has and likely will in the future continue to incur more general and administrative expenses on an absolute basis as the Company grows its business. The Company’s general and administrative expenses consist primarily of personnel costs for finance, legal, human resources, and other administrative functions, together with professional fees, hardware and software costs, certain tax, license, and insurance-related expenses, and allocated overhead.

3. Capital Expenditures and Need for Significant Cash

It is important for Datadog’s business that it maintain a substantial cash position. There are a number of business reasons for this, including the capital-intensive nature of the Company’s industry, the need to maintain cash on hand to address fluctuations in annual and quarterly results, the strategic acquisitions that the Company expects to pursue, and the need to fund the Company’s R&D and sales and marketing activities. Datadog has made substantial expenditures in connection with its operating business, including purchases of property and equipment and capitalized software development costs. During the years ended December 31, 2023, 2024, and 2025, the Company’s purchases of property and equipment were $27.6 million, $34.7 million, and $49.6 million, respectively, and its capitalized software development costs were $34.8 million, $60.8 million, and $85.8 million, respectively. The Company’s employee headcount has grown rapidly, reaching approximately 8,100 employees across 35 countries as of December 31, 2025. Due to its growing operations and employee base, the Company leases its principal executive offices in New York, New York—consisting of approximately 395,000 square feet—as well as other offices around the world, including in Boston, Denver, San Francisco, Paris, Dublin, Amsterdam, Sydney, Tokyo, Singapore, and Seoul.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

F. Datadog’s Cash Management Practices

Datadog has financed its operations primarily through offerings of equity and debt securities, but ultimately seeks to generate cash from operations to support its business. To the extent it makes investments, the Company does so predominantly to preserve the capital necessary to fund R&D and operations. The Company’s investment strategy is to preserve capital and maintain liquidity, pending the use of capital for its current and future operations, while achieving a reasonable rate of return that is expected to be greater than the return obtainable by investing exclusively in cash items and government obligations. The Company’s primary purchase in investing in securities is for cash preservation purposes, and its investment strategy is designed to provide liquidity and safety of principal while striving to achieve the highest rate of return consistent with those objectives. Consistent with this strategy, the Company’s marketable securities portfolio as of December 31, 2025 consisted of investment-grade corporate debt securities, U.S. government treasury and agency securities, commercial paper, and certificates of deposit. Datadog will not invest more than 10% of its total assets (determined as provided in Condition 3 below) in “investment securities” that are not Capital Preservation Instruments, including investments made as part of the Company’s corporate development strategy.

G. Revenue and Net Income

The Company recognizes substantially all of its revenue from the sale of subscriptions to customers using its cloud-based platform. The Company has experienced rapid revenue growth in recent years, with revenue of $2,128.4 million, $2,684.3 million, and $3,427.2 million for the years ended December 31, 2023, 2024, and 2025, respectively, representing year-over-year growth of 26% from 2023 to 2024 and 28% from 2024 to 2025. Revenue continued to grow in the first quarter of 2026, reaching $1,006.4 million for the three months ended March 31, 2026, an increase of 32% over the same period in 2025.

Unlike many earlier-stage technology companies, Datadog has achieved profitability, generating net income of $48.6 million, $183.7 million, and $107.7 million for the years ended December 31, 2023, 2024, and 2025, respectively. The Company’s results are driven by its operating business, not by its investment portfolio: although the Company earned interest income and other income, net of $100.0 million, $156.7 million, and $182.5 million for the years ended December 31, 2023, 2024, and 2025, respectively—primarily from income earned on money market funds and marketable securities—such amounts remained a small fraction of the Company’s revenue and were attributable to the prudent investment of cash held for capital preservation and liquidity, rather than to any business of investing in securities. Over time, the Company expects investment income to remain limited as a percentage of revenues as the market for Datadog’s products continues to expand.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

III. REASONS FOR REQUESTING RELIEF

As the evidence above bears out, Datadog, since inception, has actively engaged in the business of developing and providing an observability and security platform for cloud applications that allows its customers to monitor, secure, and analyze their entire technology stack in real time. In order to compete successfully in its market sector, the Company requires capital to finance its R&D activities, secure intellectual property, provide support services to customers, and market its products and services. To this end, the Company directly holds “investment securities” on its balance sheet, which account for a significant portion of the Company’s total assets on an unconsolidated basis (exclusive of government securities and cash items), as prescribed by the Asset Test.

Because of the nature of the Company’s business and investments, it has historically relied on Rule 3a-8 under the 1940 Act in not registering with the Commission as an investment company. Rule 3a-8 provides an exclusion from the definition of “investment company” in recognition that R&D companies may exceed the 40% threshold of the Asset Test because of their need to invest a significant portion of their capital in securities for purposes of financing their R&D and operational activities. Rule 3a-8 sets forth seven conditions for reliance, which require that: (i) R&D expenses be “substantial” in comparison to overall expenses for the previous four quarters combined; (ii) net income from securities investments not exceed twice the amount of R&D expenses over the same period; (iii) expenses for investment management activities, investment research, and custody not exceed 5% of total expenses for the same period; (iv) any securities investments be predominantly in capital preservation investments; (v) the company not hold itself out as being in the business of investing, reinvesting, and trading in securities; (vi) the historical and current business of the company reflect activities other than investing, reinvesting, owning, holding, and trading in securities; and (vii) the company’s board of directors adopt a policy reflecting the capital preservation nature of the company’s securities investments.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

The Company believes it complies with the conditions of Rule 3a-8, but because the rule does not prescribe an absolute-dollar test or a specific “bright line” to determine when R&D expenses are “substantial” relative to overall expenses, it is difficult to conclude with absolute certainty that the Company will continuously satisfy that condition over the long term, particularly as the Company’s sales and marketing, general and administrative, and cost-of-revenue expenses increase with the commercialization and scaling of its platform. The Commission staff has agreed that a 20% ratio of R&D expenses to overall expenses would be “substantial” for purposes of the rule, thereby suggesting that R&D expenses at a lower rate may not be “substantial,” notwithstanding the amount devoted to R&D in absolute dollars. As a result, the Company’s ability to rely on Rule 3a-8 indefinitely is uncertain. Although the Company believes it currently complies with Rule 3a-8, it now seeks an order from the Commission under Section 3(b)(2) of the 1940 Act declaring that Datadog is not an “investment company,” in anticipation of such time as it may no longer be able to rely on the rule. The requested order, if granted, would provide much-needed certainty for Datadog and permit it to continue managing its balance sheet consistent with prudent investment guidelines for purposes of preserving capital to finance its future R&D programs and the successful distribution of new observability and security products.

As the discussion below shows, Datadog has not and is not engaged primarily, and has not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of “investing, reinvesting, owning, holding, or trading in securities” for purposes of the Business Test, and is not engaged and does not propose to engage in the business of “investing, reinvesting, owning, holding, or trading in securities” for purposes of the Asset Test. Therefore, Datadog submits this Application for an order pursuant to Section 3(b)(2) of the 1940 Act to confirm that Datadog is not an “investment company” and to resolve any uncertainty as to the Company’s status under the 1940 Act.

IV. DISCUSSION

A. Introduction

Section 3(b)(2) of the 1940 Act authorizes the Commission to grant an order declaring that an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, either directly or through majority-owned subsidiaries or through controlled companies conducting similar types of business.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

The Company qualifies for such an order because its business consists of developing, testing, marketing, and supporting Datadog’s observability and security platform for cloud applications, directly and through its wholly-owned subsidiaries. That is the Company’s sole business. The Company’s need for liquid capital to conduct its business means that it, in part, makes investments in certain securities that cause it to exceed 40% of the Company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.

Pursuant to Section 3(a)(1)(C) of the 1940 Act, the Company may from time to time “fail” the Asset Test and therefore may be an “investment company” absent an exclusion or exemption. As noted above, the Company has historically relied on the exclusion from the definition of “investment company” in Rule 3a-8, and continues to rely on it, although with less certainty in light of significantly increased cost of revenue and sales and marketing and general and administrative expenses necessary to develop, provide, and support the Company’s platform. The Company’s business has not, however, fundamentally changed; it continues to be primarily engaged as an operating company focused on developing, providing, and supporting its observability and security platform, and it is not a company whose business is primarily engaged in investing, reinvesting, owning, holding, and trading in securities.

B. Definition of Investment Company

A company is an “investment company” required to register with the Commission if it is an “issuer”5 and (i) it “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,”6 or (ii) “it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis”.7

Section 3(a)(2) defines “investment securities” as “all securities except (A) government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the 1940 Act”.

___________________________

5 Section 2(a)(22) of the 1940 Act defines “issuer” for these purposes to mean any natural person or company that “issues or proposes to issue any security, or has outstanding any security which it has issued.” 15 U.S.C. §80a-2(a)(22). Datadog is an issuer because, as of April 30, 2026, it had 330,825,798 shares of Class A common stock and 25,134,391 shares of Class B common stock outstanding.

6 15 U.S.C. §80a-3(a)(1)(A).

7 15 U.S.C. §80a-3(a)(1)(C).

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

The Commission staff has interpreted “cash items” to include shares of registered money market funds qualified under Rule 2a-7 that seek to maintain a stable net asset value equal to $1.00 per share,8 and Section 2(a)(16) defines “government securities” as those securities issued or guaranteed by the United States or its authorized instrumentality.9 Accordingly, the Company’s cash items (including assets held in bank deposits and shares of qualifying money market funds) and its government securities (including U.S. Treasury and agency obligations) are subtracted from the Asset Test calculation. The Company’s other investments—including investment-grade corporate debt securities, commercial paper, and certificates of deposit—constitute investment securities for purposes of the Asset Test.

Notwithstanding the application of the Asset Test, an issuer may nevertheless be excluded from the definition of “investment company” if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities,”10 or if the Commission grants an order pursuant to Section 3(b)(2). The 1940 Act does not establish clear benchmarks for the meaning of “primarily engaged,” leaving the meaning to the Commission to determine on a case-by-case basis. Although Section 3(b)(2) prescribes an exemption only from the Asset Test, the operative “primarily engaged” language of Section 3(b)(2) has been interpreted consistently with the similar language of the Business Test,11 and a Section 3(b)(2) order would by its terms declare that a company is not an “investment company” for both the Business Test and the Asset Test. The factors enumerated in Tonopah Mining are key to differentiating operating companies from investment companies; the five-factor test looks to: (i) a company’s historical development; (ii) its public representations of policy; (iii) the activity of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. As is evident in the discussion below, the application of the Tonopah Mining factors compels the conclusion that Datadog is not an investment company.

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8 Willkie Farr & Gallagher, SEC Staff No-Action Letter (Oct. 23, 2000).

9 15 U.S.C. §80a-2(a)(16).

10 15 U.S.C. §80a-3(b)(1).

11 The Commission has recognized that “a determination under Section 3(b)(2) ... that an issuer primarily is engaged in a noninvestment business also means that it is not an investment company under Section 3(a)(1)(A).” Investment Company Act Release No. 19566 (July 15, 1993)(proposing Rule 3a-8 under the 1940 Act). Rule 3a-8 expressly extends its exclusion to both Section 3(a)(1)(A) and Section 3(a)(1)(C). 17 C.F.R.§270.3a-8(a).

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

C. Application of the Tonopah Mining Test

1. Historical Development of Datadog

From its founding in 2010 to the present, Datadog has operated in the software and technology sector to develop comprehensive, scalable observability and security software for business use. Below is a brief compilation of the Company’s developments as an innovative technology company:

•	In June 2010, Datadog is incorporated in Delaware by its co-founders, Olivier Pomel and Alexis Lê-Quôc.
•	In 2012, Datadog launches its first use case, Infrastructure Monitoring.
•	In 2017, Datadog launches Application Performance Monitoring.
•	In 2018, Datadog launches Log Management, becoming the first to combine the “three pillars of observability”—metrics, traces, and logs—into a single platform.
•	In 2019, Datadog launches Digital Experience Monitoring and Network Performance Monitoring and completes its initial public offering on The Nasdaq Global Select Market.
•	In 2020, Datadog launches Cloud SIEM, Continuous Profiler, and Incident Management.
•	In 2021, Datadog launches Cloud Security Posture Management, Cloud Workload Security, Database Monitoring, and Sensitive Data Scanner.
•	In 2022, Datadog launches Application Security Management, Cloud Security Management, Audit Trail, Observability Pipelines, Cloud Cost Management, and Universal Service Monitoring.
•	In 2023, Datadog launches Application Vulnerability Management, Data Streams Monitoring, and Workflow Automation, and achieves annual profitability.
•	In 2024, Datadog launches Event Management and LLM Observability and issues the 2029 Notes.
•	In 2025, Datadog launches OnCall, Product Analytics, and Bits AI SRE, and serves approximately 32,700 customers in over 160 countries.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

The Company’s development of products and its recognition as a leader in observability and security software clearly shows that it primarily engages in the development, distribution, and support of software services, not in the business of investing, reinvesting, owning, holding, and trading in securities.

2. Datadog’s Public Representations of Policy

Datadog has been consistent in its press releases, marketing materials, and website that it is engaged in the business of providing observability and security software. Datadog does not hold, and has never held, itself out to the public, through press releases, marketing materials, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities. In its annual reports, prospectuses, Commission filings, press releases, and marketing materials, and on its investor relations website (www.investors.datadoghq.com), the Company’s public representations consistently describe its mission of providing an AI-powered observability and security platform for cloud applications. The Company has never held itself out as a company primarily engaged in deriving value from the management of a portfolio of securities, and neither Datadog nor the Datadog brand is generally perceived to be associated with the activities of an investment company within the meaning of the 1940 Act. Virtually all of the Company’s public communications are for the purpose of announcing new products, strategic alliances, customer-related matters, quarterly financial results, or changes in executive management, all pertaining to the Company’s relevance as a global observability and security software provider.

Datadog emphasizes operating results—and not its investment income or returns from any investment strategy—as the material factor in its business or future growth. Indeed, the only public representations that Datadog makes regarding its investment securities are those required to be disclosed in public filings with the Commission, such as the disclosure of its “investments” in its periodic reports as a regulatory matter rather than as a marketing initiative. Accordingly, it is clear from the Company’s public Commission filings and other public representations that shareholders invest in the Company’s securities with an expectation of realizing gains from the Company’s development and sale of its observability and security platform, and not from returns on an investment portfolio.

3. Activities of Datadog’s Officers and Directors

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

All of Datadog’s officers and directors devote substantially all of their Datadog-dedicated time to managing or advising the Company’s observability and security software business. None of the Company’s officers or directors, devotes or proposes to devote more than a de minimis portion of his or her time to the management of Capital Preservation Instruments on behalf of the Company. As the biographies above illustrate, the Company’s officers and directors are professionals with considerable expertise and experience in the technology and software industries. The Company’s officers and directors have largely delegated the day-to-day management of the Company’s Capital Preservation Instruments to its finance organization, under the supervision of the Chief Financial Officer, and to third-party investment managers who invest in accordance with the investment policy adopted by the Company’s board of directors or its audit committee. The cost of services related to the management of the Company’s Capital Preservation Instruments is de minimis in comparison to the Company’s overall expenses, reflecting the Company’s fundamental nature as an observability and security software business and not an investment company.

4. Nature of Datadog’s Assets

The Company’s balance sheet includes fixed and current assets consistent with an observability and security software business. As of December 31, 2025, the Company’s total assets were $6,643.8 million, including, among other items, accounts receivable, net of $741.3 million, property and equipment, net of $338.1 million, operating lease assets of $214.7 million, goodwill of $530.6 million, intangible assets, net of $15.0 million, and prepaid expenses and other current assets of $90.2 million. The Company maintains investments in Capital Preservation Instruments in order to fund its operations. As of December 31, 2025, the Company held $401.3 million in cash and cash equivalents and $4,073.5 million in marketable securities, the latter consisting of approximately $2,583.4 million in corporate debt securities, $695.9 million in U.S. government treasury securities, $600.0 million in commercial paper, $192.8 million in certificates of deposit, and $1.5 million in U.S. government agency securities. The Company’s holdings of government securities, money market funds, demand deposits, and other cash items are excluded from the Asset Test, while the Company’s corporate debt securities, commercial paper, and certificates of deposit—all of which are Capital Preservation Instruments—constitute investment securities.

Once the Company’s holdings in government securities and cash items are excluded from the Asset Test, the Company’s investment securities (substantially all of which are Capital Preservation Instruments) comprise well in excess of 40% of its total assets on an unconsolidated basis.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

Datadog uses its current assets, including its Capital Preservation Instruments, to finance its continued operations in connection with the development of the Company’s software. In light of the proceeds from the Company’s prior equity and convertible note offerings, and the cash generated by its operations, the Company needs the ability to invest more than 40% of the total value of its assets, on an unconsolidated basis, in Capital Preservation Instruments to ensure the funds are managed and available to accommodate future growth of the business and general corporate purposes. As of December 31, 2025, the Company held a de minimis portion of its total assets in investment securities that are not Capital Preservation Instruments. Such investment securities do not and will not exceed 10% of its total assets (determined as provided in Condition 3 below) in the future.

5. Datadog’s Sources of Income and Revenues

A review of the Company’s sources of revenue provides an accurate portrait of its 1940 Act status, particularly given the upward trend in substantially increased revenues from sales of subscriptions to its platform. Datadog derives substantially all of its revenue from subscriptions to its cloud-based platform, with revenue of $2,128.4 million, $2,684.3 million, and $3,427.2 million for the years ended December 31, 2023, 2024, and 2025, respectively. In other words, revenue increased by approximately 26% from 2023 to 2024 and by approximately 28%, or $742.9 million, from 2024 to 2025, and grew a further 32% in the first quarter of 2026 compared to the same period in 2025. The nature of the Company’s revenue is clear evidence of a strategy of successful expenditures on R&D, sales, and marketing of software that has successfully completed the rigors of the R&D phase, together with related services.

In contrast, the Company’s investment income from its Capital Preservation Instruments, while meaningful in absolute terms, is incidental to its operating business and is attributable to the prudent investment of cash held for capital preservation and liquidity rather than to any business of investing in securities. The Company’s interest income and other income, net, was $100.0 million, $156.7 million, and $182.5 million for the years ended December 31, 2023, 2024, and 2025, respectively, in each case a small fraction of the Company’s revenue for the corresponding period. The Company has received a de minimis amount of proceeds from a strategic investment that was subsequently acquired by a third party.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

The Company does not make strategic investments for the purpose of earning investment income; such investments are made to support the Company’s product expansion and platform capabilities. These figures are compelling testimony of the Company’s focus as an observability and security software company and not an investment company.

D. An Order Under Section 3(b)(2) Would Better Serve the Policies Underlying the 1940 Act and Avoid Harm to Datadog’s Shareholders

If the Commission declines to grant the relief requested in this Application, Datadog would be faced, after its eventual inability to comply with Rule 3a-8, with two courses of action: (1) manage its investment of its liquid capital in Capital Preservation Instruments under the constraints imposed by the Asset Test; or (2) comply with the registration and regulatory requirements of the 1940 Act. Either alternative would disadvantage Datadog’s shareholders without serving any of the policies underlying the 1940 Act.

1. Managing Investments under the Asset Test

Datadog’s management of its liquid capital in Capital Preservation Instruments under the constraints of the Asset Test would hinder Datadog’s business over the long term. As discussed above, Datadog holds significant amounts of cash and marketable securities because it needs those funds to address the capital-intensive nature of its business, its R&D needs, and fluctuations in its results, and this capital is not immediately deployed for operations. In general, the Company needs the ability to invest more than 40% of the total value of its assets (exclusive of government securities and cash items), on an unconsolidated basis, in Capital Preservation Instruments to ensure the funds are managed and available to accommodate future growth of the business and general corporate purposes. Managing for compliance with the Asset Test would require the Company to hold significant amounts of cash outside of safe, highly liquid Capital Preservation Instruments, which is not, in the Company’s view, the most effective way to manage its current and future cash reserves.

2. Registration under the 1940 Act

Compliance with the 1940 Act’s registration and other requirements would advance no clear public purpose and potentially entail greater costs and harm to Datadog and its shareholders.

a. Misleading Presentation of Financial Information

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

The manner of presentation required for investment company financial reports differs materially from the methodology employed by Datadog and prescribed by U.S. generally accepted accounting principles (“GAAP”). Investment company financial statements report assets at their current fair market values, and Datadog would incur costly changes in its financial reporting if it were required to register under the 1940 Act, including a change in the format of its existing financial statements and the preparation of additional statements required for investment companies. If Datadog were required to file financial reports under the 1940 Act, its directors would be required to evaluate substantial quantities of tangible and intangible assets and make a good-faith attempt to establish the current fair market value for each, which would be extremely difficult and would make Datadog’s financial information incompatible with other entities within its industry.

b. Expensive and Burdensome Regulation

To require Datadog, a company not primarily engaged in the business of investing in securities, to comply with the regulatory provisions of the 1940 Act would be expensive, burdensome, and contrary to the best interests of its shareholders, who invested in Datadog as a technology company and not as an investment company. Compliance with the 1940 Act would require Datadog to devote considerable financial, administrative, and legal resources to the preparation of registration statements and to the creation of internal administrative mechanisms that comply with the additional recordkeeping and reporting requirements of the 1940 Act, creating a significant burden on Datadog’s financial and personnel resources and detracting from its efforts to manage its technology operations.

c. Forced Change in Datadog’s Business

The imposition of the 1940 Act’s regulatory scheme upon Datadog would cause material changes in its operating strategies. Datadog would be restricted as to all future borrowings by the asset-coverage requirements in Section 18(a) of the 1940 Act, and Sections 18 and 23 together would severely limit the corporate financing alternatives otherwise normally available to Datadog. Furthermore, Sections 17 and 18 restrict the range of incentive compensation arrangements that may be offered to officers, directors, and employees and specifically prohibit the issuance of stock options to these groups. Equity awards such as stock options and restricted stock units (“RSUs”) are an effective form of incentive and a means for aligning employees’ interests with those of shareholders, and it has historically been Datadog’s practice to grant RSUs and other equity awards to its employees and directors under its equity incentive plans.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

A prohibition on the issuance of such awards could lead to the loss of key employees and other adverse consequences, negatively affecting shareholder returns. The aggregate effect of these changes would materially change the character of Datadog in ways its shareholders never contemplated when making their investments, causing considerable harm to the shareholders, who would no longer own interests in a technology company but instead in a company forced to operate like an investment company.

V. SUPPORTING PRECEDENT

The Commission has issued numerous orders pursuant to Section 3(b)(2) involving companies with a history of operations, public representations, officer and director participation, asset character, and income character comparable to Datadog, including: Zscaler, Inc., Investment Company Act Rel. Nos. 35387 (Nov. 15, 2024) (notice) and 35415 (Dec. 11, 2024) (order); Cloudflare, Inc., Investment Company Act Rel. Nos. 34856 (Mar. 15, 2023) (notice) and 34883 (Apr. 11, 2023) (order); Confluent, Inc., Investment Company Act Rel. Nos. 34848 (Mar. 6, 2023) (notice) and 34877 (April 3, 2023) (order); Snowflake, Inc., Investment Company Act Rel. Nos. 34049 (Oct. 9, 2020)(notice) and 34085 (Nov. 4, 2020) (order); Lyft, Inc., Investment Company Act Rel. Nos. 33399 (Mar. 14, 2019) (notice) and 33442 (April 8, 2019)(order); Exact Sciences Corporation, Investment Company Act Rel. Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order); Dolby Laboratories, Inc., Investment Company Act Rel. Nos. 29454 (Oct. 1, 2010) (notice) and 29492 (Oct. 27, 2010); RealNetworks, Inc., Investment Company Act Rel. Nos. 27877 (June 28, 2007) (notice) and 27888 (July 24, 2007) (order); Hutchinson Technology Incorporated, Investment Company Act Rel. Nos. 27215 (Jan. 25, 2006) (notice) and 27228 (Feb. 22, 2006) (order); and Applied Materials, Inc., Investment Company Act Rel. Nos. 27064(Sept. 13, 2005) (notice) and 27114 (Oct. 12, 2005) (order).

VI. RELIEF REQUESTED

For the above reasons, Datadog requests an order pursuant to Section 3(b)(2) declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

VII. CONDITIONS

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

Datadog agrees that any order granting the requested relief will be subject to the following conditions:

1.	Datadog will continue to use its accumulated cash and securities to support its primary business (as such business is described in this Application).
2.	Datadog will refrain from investing or trading in securities for short-term speculative purposes.
3.	No more than 10% of Datadog’s total assets will consist of investment securities other than Capital Preservation Instruments (as such capitalized term is defined in this Application). For purposes of this condition, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Datadog will consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.

VIII. PROCEDURAL MATTERS

A. Communications

Pursuant to Rule 0-2(f) under the 1940 Act, Datadog states that the address of its corporate headquarters is 620 8th Avenue, 45th Floor, New York, New York 10018. Datadog further states that all communications or questions should be directed to: Susan Gault-Brown, Allen Overy Shearman Sterling US LLP, 1101 New York Ave NW, Washington, DC 20005, with a copy to Kerry Acocella, General Counsel, Datadog, Inc., 45th Floor, 620 8th Avenue, New York, New York 10018.

B. Authorization

Pursuant to Rule 0-2(c)(1) under the 1940 Act, Datadog hereby states that the officer signing this Application on its behalf is fully authorized to do so, that under the provisions of its Articles of Incorporation, responsibility for the management of its affairs and business is vested in its board of directors, that by resolution (a copy of which is attached as Exhibit A), the board of directors has authorized any officer to prepare or cause to be prepared and to execute and file with the Commission the Application and any amendments thereto, and that Datadog has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

C. Verification

The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B hereto.

* * *

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

Datadog requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

DATADOG, INC.

By: /s/ Kerry Acocella

Name: Kerry Acocella

Title: General Counsel

Date: August 13, 2026

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

EXHIBIT A — CERTIFICATE OF RESOLUTIONS OF THE BOARD OF DIRECTORS

I, Kerry Acocella, the General Counsel of Datadog, Inc., a Nevada corporation (the “Company”), do hereby certify that the following resolutions were duly adopted by the Board of Directors of the Company and that said resolutions are still in full force and effect and have not been amended or repealed:

WHEREAS, the Company is engaged primarily in the business of developing, providing, and supporting an AI-powered observability and security platform for cloud applications, and is not in the business of investing, reinvesting, owning, holding, or trading in securities;

WHEREAS, the Company intends to file an application with the Securities and Exchange Commission for an order pursuant to Section 3(b)(2) of the Investment Company Act of 1940 declaring that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities in the form attached hereto as Exhibit A (the “Exemptive Application”); and

WHEREAS, the Board deems it to be in the best interest of the Company and its stockholders to file the Exemptive Application with the SEC.

NOW, THEREFORE, BE IT RESOLVED, that the Exemptive Application is approved; and

RESOLVED FURTHER, that the officers of the Company are hereby authorized and directed to cause such additions, modifications, amendments or deletions to be made to the Exemptive Application, as any such officer may approve and to take all actions that are necessary or appropriate to carry out the intent of these resolutions, and any and all actions taken by the officers of the Company to carry out the purposes and intent of the foregoing resolutions prior to their adoption are approved, ratified, and confirmed.

IN WITNESS WHEREOF, I have set my name this 13th day of August, 2026

By: /s/ Kerry Acocella

Name: Kerry Acocella

Title: General Counsel

Application of Datadog, Inc. — Section 3(b)(2) of the Investment Company Act of 1940

EXHIBIT B

Verification of Datadog, Inc.

The undersigned states that she has duly executed the attached Application dated August 13, 2026, for and on behalf of Datadog, Inc., that she is the General Counsel and is authorized to sign the Application on its behalf, and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts set out therein are true to the best of her knowledge, information, and belief.

By: /s/ Kerry Acocella

Name: Kerry Acocella

Title: General Counsel